Mail Stop 3561

July 18, 2008

Bruce Trulio
Chief Executive Officer
Zhong Sen International Tea Company
2416 Lincoln Street
Hollywood, Florida 33020

> **Re: Zhong Sen International Tea Company**
> **Registration Statement on Form S-1**
> **Filed June 26, 2008**
> **File No. 333-151970**

Dear Mr. Trulio:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that several of your stockholders and your sole officer and director are stockholders, officers or directors of companies that do not appear to have implemented their stated business plan or that have engaged in reverse mergers. Your sole officer and director, Mr. Trulio, also is (1) the President, CEO, Secretary, sole director and a stockholder of Mortgage Shakers, Inc., (2) the Assistant Secretary and a stockholder of Chaolei Marketing and Finance (fka Biotex Holdings Inc), and (3) an original officer and director of Immunobiotics, Inc. In addition to the relationships of Mr. Trulio noted above, several of your selling stockholders appear to be either officers, directors or stockholders of

Mortgage Shakers, Chaolei, Immunobiotics or BTX Holdings, Inc. (the former parent company of Chaolei).

In light of this track record, please tell us, with a view to disclosure in your filing, why Rule 419 of Regulation C does not apply to you. Alternatively, please revise your disclosure throughout your registration statement to comply with Rule 419. Rule 419, concerning offerings by blank check companies, defines a blank check company in section (a)(2) as a company issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419." See Release No. 33-6932 (April 28, 1992).

Prospectus Cover Page

2. Please disclose on the cover page of your prospectus that you have received a going concern opinion and state the amount of accumulated losses to date.

3. Please clarify whether stockholders have voting rights. On the cover page, you indicate that stockholders do not have voting rights, yet the disclosure in the Description of Securities to be Registered on page 8 indicates that holders do have voting rights. Please reconcile these statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 13

4. Please revise this section to discuss in greater detail your plan of operation for the next twelve months. Provide disclosure of each of your planned activities, each material event or step required to pursue of your planned activities including any contingencies and the manner in which you intend on conducting your business thereafter. Disclose the estimated costs and the approximate timetable for beginning and completing each step. In its present form, the disclosure is not clear about when you intend to commence operations and exactly how you plan to implement your business plan. Refer to Item 101(a)(2) of Regulation S-K. As examples, please consider the following:

   - Under this heading you state that you have commenced limited operations but under the heading "Description of Business" nearly all of the language is prospective. For example, on page 10 you state you "intend to commence business activity in the state of Florida with the hope of extending [y]our business throughout the United States." Please clarify if you have commenced operations and, if so, describe your current operations.

- You state that your "business model is based on a process where the principals directly contact … Chinese tea exporters and solicit the sales and marketing for their products" and that this model "requires the execution of a sales and marketing agreement." Please state whether your principals have initiated this phase of your business model. Discuss whether you have a form of sales and marketing agreement so that this phase can commence.

- Under this heading you state that you require outside capital to implement your business model. Please set forth the categories of expenditures you expect and the sources of cash resources.

- You state that "all functions will be coordinated and managed by our founder, including marketing, finance and operations." Please specify how much time your founder devotes to this business.

- You also state that "within 90-120 days of the initiation of our marketing campaign, we believe that we will begin to generate business." State whether this marketing has campaign commenced. If not, indicate when you expect this to commence.

The above are only examples based upon your existing disclosure. Generally, provide additional disclosure so that an average investor may make an informed judgment about your business and potential operations. In so doing, please clearly specify what steps you have taken to date, what steps you need to take to advance your business, and what is required to make those advancements. Include all key detail relevant to an understanding of your business. We may have further comment based upon your revisions.

5. You state that if you are unable to market effectively your premium cigars, you may have to suspend or cease your efforts. Please expand your disclosure elsewhere to discuss this aspect of your business or revise your disclosure to delete this reference.

Directors, Executive Officers and Control Persons, page 14

6. Please identify the three corporations for which Mr. Trulio serves as chief financial officers. Also indicate that Mr. Trulio is your chief financial officer.

Recent Sales of Unregistered Securities, page 18

7. Please file the form or forms of subscription agreement used for the private placements referenced under this heading as an exhibit(s) to your registration statement.

Undertakings, page 21

8. Please revise your registration statement to include the undertakings contained in Item 512(h) of Regulation S-K.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Catherine Brown, Staff Attorney, at (202) 551-3513, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3725 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP
        (732) 577-1188